Exhibit 99.1

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Completes Acquisition of URW Airports, Expanding to Major U.S. Airport Hubs

MEXICO CITY, MEXICO, December 11, 2025 -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE:ASR; BMV:ASUR) (ASUR) today announced that ASUR’s subsidiary ASUR US Commercial Airports, LLC has completed the acquisition of URW Airports, LLC, the retail developer and operator of terminals at John F. Kennedy International Airport, Los Angeles International Airport, and Chicago O’Hare International Airport, for an enterprise value of $295 million U.S. Dollars.

The purchase was completed with ASUR US Commercial Airports, LLC acquiring all of the issued and outstanding equity interest of URW Airports, LLC from Unibail-Rodamco-Westfield’s wholly owned subsidiary Westfield Development, Inc. The acquired entity will be called ASUR Airports, LLC (ASUR Airports).

ASUR is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports in the Americas. In the mainland-U.S., the company will operate as ASUR Airports, which will look to grow its network, including airport and airport terminal development initiatives. This acquisition marks ASUR’s strategic expansion of its U.S. airport retail concessions operations, expanding its footprint and enhancing its commercial capabilities.

Led by an industry-leading local management team, ASUR Airports will now manage select commercial programs at key U.S. airport terminals, including: Terminals 1, 2, 3, 6, and Tom Bradley International Terminal and Tom Bradley International Terminal West at Los Angeles International Airport; Terminal 5 at Chicago O'Hare International Airport; and Terminals 8 and New Terminal One at New York John F. Kennedy International Airport.

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports in the Americas. These comprise nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean, and Latin America, and six airports in northern Colombia, including José María Córdova International Airport (Rionegro), the second busiest airport in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

About ASUR Airports

ASUR Airports, a recently acquired division of ASUR, delivers seamless journeys by creating uplifting retail travel experiences that put customers, local business and community stakeholders at the heart of everything. Partnering with airports and airlines, across some of the world’s busiest airports, including Los Angeles International (LAX), Chicago O’Hare International (ORD), and John F. Kennedy International (JFK), ASUR Airports has a proven track record of delivering elevated travel experiences that drive commercial revenue above U.S. benchmarks.

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For more information, please visit www.asurairports.com

Forward Looking Statements

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

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